

naked brand group®

INVESTOR PRESENTATION

NASDAQ: NAKD
JULY 2018

FORWARD LOOKING STATEMENTS

Additional Information and Where to Find It

This investor presentation of Naked Brand Group Limited ("Naked") shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any investment decision with respect to the securities of Naked, investors and security holders are urged to read the documents filed by Naked with the SEC carefully and in their entirety because they contain important information about Naked. The documents filed by Naked with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders of Naked may obtain free copies of the documents filed with the SEC by Naked by directing a written request to: Naked Brand Group Limited, Building 7C, 2 Huntley Street Alexandria, 2015 NSW, Australia Attention: Investor Relations.

Note About Financial Information

Certain financial information contained in this investor presentation is unaudited. Additionally, certain financial projections contained in this investor presentation are forward-looking statements (see note below on forward-looking statements) that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Naked's control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in this investor presentation. The inclusion of the projections in this investor presentation should not be regarded as an indication that Naked or its representatives considered or consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections. Naked has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither Naked's management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Naked compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as "guidance" of any sort.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this investor presentation, other than purely historical information, including estimates, projections and statements relating to Naked's business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this presentation regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to Naked's ability to complete the integration of the operations of Bendon Limited and Naked Brand Group Inc.; the risk that the projected value creation and efficiencies from the transaction with Bendon Limited and Naked Brand Group Inc. will not be realized; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for Naked's shares may not develop; Naked's ability to raise additional financing; Naked's ability to anticipate consumer preferences; and the other risks and uncertainties set forth under "Risk Factors" in Naked's Annual Report on Form 20-F for the fiscal year ended January 31, 2018. Further, investors should keep in mind that Naked's revenue and profits can fluctuate materially depending on many factors. Accordingly, Naked's revenue and profits in any particular fiscal period may not be indicative of future results. Naked may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management's current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors. Naked disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.



NAKED BRAND GROUP

A LEADING INTIMATE APPAREL & SWIMWEAR COMPANY

NAKED BRAND GROUP

NAKED BRAND GROUP IS A LEADING INTIMATE APPAREL AND SWIMWEAR COMPANY WITH A HIGHLY PRODUCTIVE PORTFOLIO OF INTERNATIONALLY RECOGNIZED COMPANY-OWNED AND LICENSED BRANDS

Products are available in 44 countries worldwide through 6,000+ retail doors, a growing network of eCommerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand.

Targeted organic growth strategy supplemented with opportunistic brand acquisitions will leverage our unique retail operating platform, capable of supporting USD$200m in revenue with minimal growth in G&A.

There is a significant opportunity to consolidate a fragmented global marketplace which is expected to grow to USD$250b by 2022.

Experienced management team with deep industry experience.

NASDAQ: NAKD

Share Price [1]	$4.08
Market Cap [1]	$93.4M
Cash [2]	$7.9M
Inventory[2]	$22.6M
Debt [2,4]	$14.0M
Revenues (TTM) [2,3]	$96.8M
Shares Outstanding	23.0M
Fully Diluted Shares Outstanding	27.6M
Insider Holdings	6.4%
Headquarters	Sydney, Australia
Fiscal year End	January 31st

1) At June 10th, 2018
2) Converted from NZD using the conversion rate as of 1/31/2018 (1NZD = 0.73706 USD)
3) Trailing twelve months ended January 31st, 2018
4) Pro-forma for June 2018 financing and debt repayment transactions
5) After the repayment of $13M of debt using proceeds from the PIPE investment, the Company had ~$3M in proceeds remaining

EVOLUTION OF NAKED BRAND GROUP

JUNE 2018

Bendon and Naked merge. Naked Brand Group formed, ringing the NASDAQ bell and heralding the next chapter for this leading intimate apparel & swimwear company

Bendon

2017
Bendon and Naked Brand Group Inc. enter into an agreement and Plan of Reorganisation for a proposed merger of companies

2016
Heidi Klum Intimates category expansion into swimwear, launching globally in key accounts

2015
Heidi Klum joins forces with Bendon to launch Heidi Klum Intimates, Accessories and HK Man, taking fashion lingerie to a global audience

2011
Bendon expands its brand portfolio with the acquisition of iconic and highly regarded Australian brands Pleasure State, Lovable and Davenport

2000
Bendon acquires Fayreform, a brand specializing in comfort, support and shape for the full cup and full figured woman

1992
Hickory brand purchased by Bendon (Hickory est. 1954)

1990
Bendon signs Elle Macpherson, enjoying a 25-year partnership and making 'fashion lingerie' accessible to millions of women

1998
Bendon expands with the introduction of Bendon Man

1947
Founded by brothers Ray and Des Hurley, Bendon revolutionizes women's lingerie with stretch bra straps and body fashions

nak=d

2016
Naked launches in Bloomingdales, Nordstrom, Saks Fifth Avenue and into a partnership with Amazon

2015
Naked uplists to the NASDAQ

2014
Esteemed intimate apparel designer and industry pioneer, Carole Hochman appointed Chief Executive & Chief Officer of Naked.

Naked relocates headquarters to New York City

2009
Naked debuts on CBC's hit show 'Dragon's Den' giving national television exposure to millions of viewers.

Holt Renfrew launched as the inaugural Store

2008
Founded by Joel Primus in Vancouver, Naked revolutionized men's underwear by creating a new standard for comfortable underwear and loungewear

ICONIC, SCALABLE & SUSTAINABLE

ICONIC BRAND & PRODUCT PORTFOLIO

Global brands which include some of the most recognized lingerie brands in Australasia, USA and the UK.

Evergreen partnership with Heidi Klum.

Owned brands include Pleasure State, Naked, Fayreform, Bendon, Hickory, Davenport & Lovable.

Track record of technical, functional and fashion innovation, including the best selling BioFit Bra.

Long term manufacturing relationships with over 30 partner facilities across Asia.

Revenue capacity with current manufacturing partners up to $200m.

STRONG FINANCIAL PERFORMANCE & ESTABLISHED OPERATING PLATFORM

FY 2018 [1] revenues of $96.8m with significant potential for future growth.

Highly efficient sourcing and logistics network provides agility and economies of scale, capable of supporting future acquisitions.

Established operating infrastructure is ~50% utilized and capable of supporting up to $200m in annual revenues.

1) Naked Brand Group's fiscal year end is January 31st

GLOBAL MULTI-CHANNEL DISTRIBUTION PLATFORM

Omni-channel platform with rapidly growing global eCommerce business.

Network of 61 company-owned Bendon retail and outlet stores in Australia and New Zealand.

Presence in 44 countries with global distribution through 6,000+ doors*.

*Doors: Points of Retail distribution





THE WORLD OF INTIMATE APPAREL

The global intimate wear market is expected to grow to $250 billion by 2022[1]. The global underwear, hosiery and sports and swimwear market is expected to grow from $348b in 2017 to more than $416B in 2021[2]

The average amount spent annually on Underwear, Hosiery and Sports and Swimwear is expected to grow 17% to $79.57 per capita in 2021[2]

Consumers are not only purchasing more underwear (8 pieces per capita annually in 2017 compared to 6 in 2010), but they are spending more as well, with the average price per unit increasing 11% since 2010[2]

Footnote:
[1] Allied Market Research, 2017
[2] Statista, 2018

THE GLOBAL MARKET

CONSISTENT CATEGORY GROWTH


Average Revenue per Capita in the Apparel Market in US$ (worldwide)
100.00
75.00
50.00
25.00
0.00
53.43
55.994
57.47
59.00
61.71
64.65
65.73
68.22
70.83
73.60
76.50
79.57
2010
2011
2012
2013
2014
20115
2016
2017
2018
2019
2020
2021
Sports & Swimwear
Underwear
Hosiery



GROUP HIGHLIGHTS & PORTFOLIO

BRAND PORTFOLIO

Global Flagship Brands

- Premium positioning $25 - $250
- Global distribution
- Represents c.60% volume of the business
- Strong online presence: e-commerce website, social media channels
- Premium fashion brand marketing approach and communication

Heritage & Mass Market Brands

- Value positioning $20 - $69
- Australia and New Zealand focused distribution
- Represents c.40% volume of the business
- Strong position through owned retail and outlet channels


naked
HEIDI KLUM INTIMATES
Frederick's OF HOLLYWOOD
pleasure state
bendon
Fayreform
HICKORY
LOVABLE
Davenport

KEY PARTNERSHIP HEIDI KLUM

SOCIAL MEDIA INFLUENCER

5.4 MILLION
4.2 MILLION
4.7 MILLION

A BRAND POWERHOUSE

In January 2015, Bendon entered into an evergreen licensing deal with supermodel and A-list celebrity Heidi Klum.

Heidi is a major player in the fashion and entertainment world with unrivalled credentials in the industry: Executive Producer and Host of Project Runway, Executive Producer and Host of Germany's Next Top Model and Host of America's Got Talent.

Heidi Klum Intimates is Bendon's designer brand, that elevates sexy confidence and individual style.



PRODUCT OVERVIEW

COMPREHENSIVE PRODUCT SUITE OF c.3,800 STYLES ACROSS BRANDS

MINIMAL INVENTORY RISK

- Approximately 40% of product sales are derived from basic items on replenishment, carried by wholesale partners season after season.
- Successful basic styles can have a 5+ year lifecycle, with many high performing styles running for 10+ years (21 styles have been running for 20+ years.
- Fashion represents about 60% of product sales and the majority is produced to order.
- Company owned outlet stores serve as a highly efficient, high margin clearance mechanism for slow moving merchandise.

DIVERSE PRODUCT OFFERING

- Core competencies in design, development and sourcing have enabled Bendon to create a full suite of products across bras, briefs, swimwear and sleepwear.
- Bendon currently manages c.3,800 active styles with no one style accounting for more than 1% of total sales.



FY2018 SNAPSHOT
PRODUCT & BRAND

PERCENTAGE OF SALES BY CHANNEL



40%
Retail & Outlet
35%
Wholesale
25%
eComm

PERCENTAGE OF SALES BY CATEGORY



9%
Other
5%
Sleepwear
7%
Swim
11%
Mens
14%
Briefs
54%
Bra

GROSS SALES BY BRAND



11%
Fayreform
11%
Pleasure State
13%
Other
17%
Bendon
31%
Heidi Klum Intimates
17%
Frederick's of Hollywood



STRATEGIC PLAN FOR FUTURE GROWTH

ACCELERATING GROWTH FOR CONSUMER CHANNELS

DIRECT TO CONSUMER

ECOMMERCE

RETAIL

OUTLET

WHOLESALE

- Major growth category
- 38% YOY eCommerce growth TTM
- Expanding global dedicated brand sites
- 61 company operated stores in Australia & New Zealand, with 25 new sites identified for rollout

- Well established partnerships with heritage retailers in Australia & New Zealand
- Substantial US market growth opportunities
- Strong organic growth with minimal capital cost



SUBSTANTIAL ACQUISITIVE GROWTH OPPORTUNITIES

MANAGEMENT HAS IDENTIFIED A HIGHLY FRAGMENTED GLOBAL LINGERIE AND SWIMWEAR MARKET

A roll-up opportunity has emerged with industry tailwinds predicting that online revenue growth will outpace the broader industry with an estimated CAGR of 18% from 2018-22.

Not only does the company have a highly under-leveraged operating platform, they are also an early leader in multi-continent, multi-currency online business with access and flexibility through the capital markets.

Naked Brand Group is well positioned to consolidate the industry with an impending acquisition and a pipeline with a potential for USD$110m incremental revenue.

TARGET GEOGRAPHIES



USA

Australia

New Zealand

ECOMMERCE PROVIDES EXCEPTIONAL GROWTH OPPORTUNITY

ECOMMERCE SALES HAVE GROWN FROM 3.9% OF GROUP SALES AT FY2015 TO 24.3% OF GROUP SALES AT FY2018

Anchored by the Fredericks of Hollywood operations, eCommerce is an exponential growth channel and represents a fundamental pillar of the future business.

eCommerce will be utilized to optimize and scale organic growth for the entire group of brands.

Frederick's OF HOLLYWOOD

HIGHLIGHTS

Total net sales for the year ending Jan 31:
2016: USD$10.78m
2017: USD$14.45m
2018: USD$17.84m

32% increase in conversion rate since 2016
15.1 million visits in the year ending 31 Jan 2018

KEY GROWTH DRIVERS

Website optimization
Refinement of product assortment
Improvements in digital marketing
Addition of SMS touchpoints

MANAGEMENT BOARD OF DIRECTORS



MANAGEMENT & BOARD OF DIRECTORS

CHAIRMAN
Carole Hochman

Ms. Hochman has been creating intimate apparel for more than 30 years. She founded Carole Hochman Design Group and served as CEO from September 1992 until its acquisition by Komar in 2010. Under Ms. Hochman's leadership, Carole Hochman Design Group manufactured Carole Hochman brand of sleepwear, loungewear and daywear and numerous sleepwear collections including Christian Dior, Oscar de la Renta, Ralph Lauren, Jockey, Donna Karan, Tommy Bahama and Betsey Johnson. She was one of the first designers to embrace the concept of QVC, recognizing the power of the home shopper, a customer who has proved loyal to her from the start.

CHIEF EXECUTIVE OFFICER
Justin Davis-Rice

Mr. Davis-Rice is currently Executive Chairman of Bendon Limited. Prior to becoming Executive Chairman, Mr. Davis-Rice served as Chief Executive Officer of Bendon Limited since 2010. As CEO, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining Bendon Limited, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010

CHIEF FINANCIAL OFFICER
Howard Herman

Mr. Herman is a Chartered Accountant with 25 years' experience in the retail, finance and property sectors. Mr. Herman joined Bendon in March 2015 as Chief Financial Officer. Prior to joining Bendon, Mr. Herman was a Director at Universal Retail Brands for 4.5 years. Universal Retail Brands completed a management buyout of the Queenspark fashion retail chain from Specialty Fashion Group in 2010, Previously Mr. Herman was CFO at Specialty Fashion Group for 9 years. Speciality Fashion Group is a leading Apparel ASX listed retailer with over 900 doors across Australia and New Zealand and revenues of approximately AUD$800m.

NON-EXECUTIVE DIRECTOR
Paul Hayes

Mr. Hayes has served as a member of Naked's board of directors since February 2015. Mr. Hayes, a certified public accountant, has been the Vice President Finance for Parfums de Coeur Ltd, a beauty and wellness products concern, since September 2014. Through September 2013 and for more than five years previous he was with The Warnaco Group, Inc. in several roles of financial leadership. He has extensive global experience managing and driving growth in a wide range of industries, particularly in the intimate apparel and sleepwear categories through his tenure at Calvin Klein. Mr. Hayes is a Certified Public Accountant and led the commercial finance and accounting team for the $500 million Calvin Klein brand business in Europe in his capacity as Chief Financial Officer for the Europe region of The Warnaco Group.

NON-EXECUTIVE DIRECTOR
Andrew Shape

Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He is the co-founder and current President of Stran & Company, Inc. – a top 50 promotional merchandise and marketing agency founded in 1994 that provides leading consumer brands with promotional merchandise and marketing support. Mr Shape has also provided consulting and management services to early stage brands on how to launch the brand, create a marketing plan, establish distribution models, earn market share, and formulate an exit strategy. Prior to forming Stran & Company, Mr Shape worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry

KEY TAKEAWAYS

- Scalable business model with a large, global revenue footprint
- Iconic brand and product portfolio, including an evergreen partnership with Heidi Klum
- Recently acquired several Tier 1 retail relationships including Bloomingdales, Nordstrom and Dilliards
- In-store experience and store operations supplementing growing eCommerce sales
- Closed merger transaction between Naked Brand Group and the internationally recognized Bendon Limited creates a unique retail operating platform capable of supporting USD$200m in revenue with minimal growth in G&A
- Concurrent debt restructuring and equity financing fortifies balance sheet and enables the realization of new supply chain cost savings
- Public vehicle provides opportunity to leverage stock when opportunistically acquiring new brands
- Experienced management team with deep industry experience

naked | HEIDI KLUM INTIMATES | HEIDI KLUM SWIM | HEIDI KLUM INTIMATES Solutions | pleasure state | Fayreform
LOVABLE | bendon | bendon MAN | HICKORY | Davenport

CAPITAL MARKETS

STOCK: NAKD NASDAQ LISTED	
Ordinary Shares Outstanding	23.0mil
Options/Warrants	4.7mil
Sector	Consumer Non-Durables
Year-End	January 31, 2018
Transfer Agent	Continental Stock Transfer & Trust
Independent Auditor	Pricewaterhouse Coopers
Legal Counsel	Graubard Miller
Investor Relations	MZ Group

NEWS RELEASES

July 26, 2018

Naked Brand Group Limited provides corporate update on financial and operational results of proposed aquisition target FOH Online Corp.

July 9, 2018

Naked Brand Group Limited engages MZ Group to lead strategic investor relations and shareholder communication program.

July 2, 2018

Naked Brand Group Limited issues shareholder letter and provides operational update on key 2018 milestone achievements.

June 20, 2018

Naked Brand Group and Bendon Limited successfully complete merger.

July 27, 2017

Naked Brand Group and Bendon Limited announce that Bendon has entered into agreement to accquire full ownership of Frederick's of Hollywood license.

May 25, 2017

Naked Brand Group and Bendon Limited enter into agreement and plan of reorganization.

THANK YOU

Naked Brand Group Limited
Company Contact:
Joel Primus - Investor Relations
joel@thenakedshop.com

MZ North America
Investor Relations Contact:
Chris Tyson - Managing Director
949-491-8235
chris.tyson@mzgroup.us